Filed by Allwyn Entertainment AG

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

Cohn Robbins Holdings Corp.

Allwyn Entertainment AG

Commission File No. 001-39454

Date: August 29, 2022

Allwyn Q2 2022 Preliminary Unaudited Financial Results and Update on Current Trading

Allwyn AG (“Allwyn” or the “Company”, and, together with its subsidiaries, joint ventures and associates, the “Group” or “we”) announces its preliminary unaudited financial results for the three and six months ended 30 June 2022 and provides an update on recent developments and current trading.

•

Consolidated Gross gaming revenue of €902m, +23% YoY, reflecting continued organic growth and a more normalised operational environment in certain geographies after full reopening of physical retail business across our operations

•	Consolidated Adjusted EBITDA of €277m

•	Continued strong growth in online sales - online channel contributed 44% of Gross gaming revenue in the Czech Republic, compared with 38% in Q2 2021

•

Continuing to deliver on our inorganic growth strategies through acquisitions and participation in tenders, including continuing preparations to take over as operator of the UK National Lottery once the Gambling Commission confirms the award of the fourth license, increase in our economic interest in OPAP to 50.05%, and proposed increase of our interest in Kaizen

Selected consolidated financial data (Q2/Q2)

€ millions	Q2 2022	Q2 2021	Δ
Gross gaming revenue (“GGR”)	901.7	735.9	23%
Operating EBITDA	266.4	236.1	13%
Adjusted EBITDA	277.1	237.8	17%

Selected consolidated financial data (H1/H1)

€ millions	H1 2022	H1 2021	Δ
Gross gaming revenue (“GGR”)	1,771.0	1,257.9	41%
Operating EBITDA	523.9	362.1	45%
Adjusted EBITDA	543.8	375.6	45%

Allwyn Q2 2022 Preliminary Unaudited Financial Results and Update on Current Trading

Trading update and outlook

Since the end of Q2 our business has continued to perform and develop well despite a background of weaker general consumer sentiment.

In aggregate, our trading since the start of the year and since the end of Q2 has been broadly in line with our expectations at the beginning of the year, with somewhat stronger performance in some products markets broadly offsetting somewhat weaker performance in others.

COVID-19

All our businesses are currently operating without material impact from COVID-19 related restrictions for the first time since the beginning of the pandemic.

War in Ukraine

We have not been materially impacted by the war in Ukraine. We do not have any operations in Ukraine, Russia or Belarus, and our suppliers have not experienced any material disruptions.

Macroeconomic environment

Current inflation and rising energy prices have a limited impact on our costs, with our largest cost categories directly linked to revenue (e.g. gaming taxes, agents’ commissions) and energy accounting for a small proportion of our costs.

Consumer sentiment

The above mentioned macroeconomic and political developments continue to have some impact on consumer sentiment in general in the countries where we operate.

However, the impact on demand for our products has been limited, reflecting their low price point and low average spend per customer, as well as our large number of regular players.

Current trends are in line with the resilience of our revenues during previous periods of weaker general consumer sentiment - for example the early period of the COVID-19 epidemic, the Greek crisis and the global financial crisis - when demand for our products remained resilient, especially in comparison with other consumer sectors.

Similar to other periods when general consumer sentiment has been subject to shocks, our revenues were impacted to a limited extent in the immediate aftermath of the Russian invasion of Ukraine and the rapid increase in energy prices. However, once the period of the initial shock had passed and consumers’ behaviour had normalised, sales of most of our products in most of our geographies demonstrated a strong recovery.

Seasonality

Historically, our revenues have demonstrated an element of seasonality, with the second half of the year and the fourth quarter in particular being the strongest periods. We expect a similar pattern in the second half of this year.

Allwyn Q2 2022 Preliminary Unaudited Financial Results and Update on Current Trading

Robert Chvatal, Allwyn CEO, commented:

“I am pleased to report that in the second quarter of 2022, Allwyn delivered yet another set of strong financial results and continued to make good progress on key strategic initiatives as part of our organic and inorganic growth strategies.

We reached an agreement with OPAP to acquire OPAP’s 36.75% interest in Kaizen. Kaizen is a fast-growing online sports betting and iGaming operator using proprietary gaming technology, founded by the same team that founded Stoiximan. The company operates under the Betano brand and is present in seven markets, with a particularly strong presence in Romania and Portugal and a rapidly growing business in Brazil. I have great admiration for what the team has achieved at Stoiximan and am excited about the future of Betano. Closing of the transaction is pending customary regulatory approvals and is expected in Q4.

Following the March announcement that we have been selected as the Preferred Applicant for the fourth UK National Lottery licence by the UK Gambling Commission, we continue with our preparations to take over as operator of the UK National Lottery once the Gambling Commission confirms the award of the fourth license. We look forward to the Court of Appeal hearing in September of the current operator’s appeal of the High Court’s decision to allow the license award to proceed and the formal transition period to begin.

In addition to continued delivery of our inorganic growth strategy, I am very happy to report once again that our organic growth initiatives continue to bear fruit, as reflected in our financial performance in an environment that was largely unimpacted by COVID-19. Our consolidated GGR for Q2 2022 increased by 23% year-on-year to €901.7 million and we saw strong top-line growth in most geographies.

I am particularly pleased that our focus on online sales continues to pay off, with the online channel contributing a record 44% of GGR in the Czech Republic. We see the shift to online as an unprecedented opportunity to grow revenues through upselling and cross selling, at the same time as improving our profitability and as an enabler of safer gaming.

Finally, the strong performance of the business during an unprecedented shock to consumer sentiment has once again demonstrated the resilience of demand for our products and the resilience of our profitability and cashflow generation.

Once again, we have continued to see the value of our geographical, channel and product diversification, with strong performance compared to our expectations at the start of the year in some markets compensating for somewhat weaker performance in others.

Our operations have not been materially impacted by the war in Ukraine. However, we are deeply concerned and saddened by the situation in Ukraine. I am proud that the Group has provided donations for humanitarian aid to Ukraine and continues to support Ukrainian refugees.

Overall, I am very pleased with Allwyn’s financial performance and strategic developments in the quarter and I look forward with confidence and excitement to the next quarters and a very bright future.”

Allwyn Q2 2022 Preliminary Unaudited Financial Results and Update on Current Trading

Q2 financial review

Our financial performance in Q2 2022 continued to be strong. Our consolidated GGR for Q2 2022 increased by 23% year-on-year to €901.7 million. This was our highest Q2 and second highest quarterly consolidated GGR ever - exceeded only by Q4 2021, which benefited from the slight seasonality which normally makes Q4 our strongest quarter.

The GGR growth reflected continuing organic growth of our businesses, primarily driven by the online channel, as well as the impact of the COVID-19 related restrictions on the comparative period. With the exception of Italy, where some restrictions on the number of customers in certain points of sale introduced at the end of 2021 remained in force during the period and restrictions in Greece (vaccination and mask requirements) for part of the period, there were no material COVID-19 related restrictions in force in Q2 2022.

Our consolidated Adjusted EBITDA increased by 17% year-on-year to €277.1 million, primarily driven by the strong top-line performance.

We note that general consumer sentiment has been impacted by inflationary pressures and the war in Ukraine. However, our business saw only a limited impact due to the low price point of our products and low average spend per customer, as well as our large number of regular players.

Our profitability was also supported by the fact that a significant portion of our costs is directly linked to revenues and the low proportion of energy in our cost base.

Q2 2022 key strategic developments

OPAP

In Q2 2022, the Company increased its shareholding in OPAP by 0.62% to 48.75% of OPAP’s total shares outstanding (including treasury shares) through open market purchases. Total consideration paid was €30.6 million.

Kaizen

In April 2022, the Group announced that it had reached an agreement with a wholly owned subsidiary of OPAP to acquire its 36.75% interest in the business activities of Kaizen Gaming Limited outside Greece and Cyprus (“Kaizen”). The purchase price comprises (i) an upfront cash consideration of €50.0 million, on a debt free and cash free basis, and (ii) performance based earnout payments. The purchase price corresponds to the fair market value of the interest, as evaluated by an independent financial advisor.

Kaizen is a fast-growing online sports betting and iGaming operator using proprietary gaming technology. The company operates in seven markets under the Betano brand with a particularly strong presence in Romania and Portugal and a rapidly growing business in Brazil. The transaction will result in an 18.4% increase in the Group’s effective interest in Kaizen, which will continue to be accounted for as an equity method investee of the Group.

Allwyn Q2 2022 Preliminary Unaudited Financial Results and Update on Current Trading

Closing of the transaction is subject to customary regulatory approvals and is expected to happen in Q4.

Stoiximan

In Q2 2022, OPAP made a payment of €106.4 million, representing the substantial majority of the outstanding contingent consideration from its purchase of Stoiximan.

Q2 2022 key financing transactions

Allwyn financing arrangements

In June 2022, Allwyn International signed an increase of its existing syndicated loan by €180.0 million. The term loan facilities under the loan agreement are increased by €107.1 million and the revolving credit facility is increased by €72.9 million. After the increase, the total size of the revolving credit facility is €243.2 million. As of 30 June 2022, the revolving credit facility was entirely undrawn.

OPAP financing arrangements

In April 2022, OPAP extended a €100.0 million revolving credit facility maturing in May 2022 to May 2023. The revolving credit facility remains undrawn.

In May 2022, OPAP signed a €250.0 million forward loan agreement with a term of 3 years, starting in March 2023 and maturing in March 2026. The new loan agreement extends an existing €250.0 million loan maturing in March 2023 for 3 additional years.

Net debt – Allwyn AG

Net debt as of 30 June 2022	Cash and cash equivalents[1]	Loans and borrowings	Net debt	Lease liabilities	Net debt + leases
Consolidated segments
Austria	307.9	82.6	(225.3)	74.3	(151.0)
Czech Republic	40.1	—	(40.1)	22.1	(18.0)
Greece and Cyprus	810.1	840.0	29.9	47.0	76.9
Corporate	106.4	1,871.8	1,765.4	5.6	1,771.0

Total consolidated Net debt	1,264.5	2,794.4	1,529.9	149.0	1,678.9

Segment accounted as equity method investee
Italy	179.4	—	(179.4)	0.2	(179.2)

In addition to the cash and cash equivalents in the table above, our Austria segment has €253.3 million of investments in liquid assets (primarily money-market investments), of which €88.3 million are classified as current and €165.0 million as non-current.

[1]	Includes cash-pooling assets: in Czech Republic segment- €12.4 million; in Italy segment - €179.2 million; and in Corporate segment: €58.3 million

Allwyn Q2 2022 Preliminary Unaudited Financial Results and Update on Current Trading

Q2 2022 business review – operating segments

Austria

€ millions	Q2 2022	Q2 2021	Δ
Gross gaming revenue (“GGR”)	348.1	243.0	43%
Operating EBITDA	72.9	46.3	57%

The Austria segment saw strong year-on-year revenue and Operating EBITDA growth, particularly due to the strong performance of its casino operations in Austria and internationally.

GGR increased by 43%, to €348.1 million, reflecting good performance in Numerical Lotteries, iGaming and casinos in particular as well as the impact of COVID-19 related restrictions in the comparative period on casino operations.

Operating EBITDA also increased significantly increased year-on-year. In addition to the growth in revenues, this reflects the successful realisation of a restructuring plan (“Project ReFIT”) announced in June 2020 which targeted annual run-rate cost savings of €45 million. It also reflects the disproportionate impact on profitability of lower revenues in the casinos business in Q2 2021 (reflecting the higher proportion of fixed costs in the cost structure of this business).

Czech Republic

€ millions	Q2 2022	Q2 2021	Δ
Gross gaming revenue (“GGR”)	111.4	101.3	10%
Operating EBITDA	31.2	27.1	15%

The Czech Republic segment continued to deliver stable growth in GGR and strong profitability, primarily driven by growth in Numerical Lotteries (including strong sales in Eurojackpot following the launch of a second weekly draw at the end of Q1) and in iGaming which more than compensated for slightly weaker performance in Instant Lotteries.

GGR increased by 10% to €111.4 million and Operating EBITDA of €31.2 million was the highest ever recorded in this segment.

Greece and Cyprus

€ millions	Q2 2022	Q2 2021	Δ
Gross gaming revenue (“GGR”)	442.2	391.6	13%
Operating EBITDA	165.9	143.3	16%

Allwyn Q2 2022 Preliminary Unaudited Financial Results and Update on Current Trading

The Greece and Cyprus segment continued to deliver strong growth in both GGR and Operating EBITDA, driven by significantly increased sales across most product categories.

GGR increased by 13%, to €442.2 million, driven primarily by stronger sales via the physical retail network, as a result of a greater impact of COVID-19 related restrictions on the physical retail channel in the comparative period and the introduction of improved online and app UX, new game features and promotions.

Operating EBITDA increased by 16%, to €165.9 million.

Italy

€ millions	Q2 2022	Q2 2021	Δ
Gross gaming revenue (“GGR”) [2]	532.4	627.0	(15%)
Operating EBITDA	92.3	112.6	(18%)

Italy delivered solid results in Q2 2022, in line with Q1. GGR decreased by 15%, to €532.4 million year-on-year, primarily reflecting very strong performance in the comparative period (H1 2021 being the strongest period in LottoItalia’s history) as well as some restrictions on the number of customers in certain points of sale under COVID-19 related restrictions introduced at the end of 2021. The segment continued to demonstrate strong profitability.

Key developments after the end of the period

OPAP

In Q3 2022 to date the Company has increased its direct shareholding in OPAP by 0.41% through open market purchases.

Also in Q3 2022, the Company elected to receive a dividend paid by OPAP as new shares under OPAP’s scrip dividend programme, as a result of which the Group’s interest in OPAP increased by 0.64%.

As a result of these transactions, the Group’s interest in OPAP increased from 48.75% to 49.80% of OPAP’s total shares outstanding (including treasury shares). Excluding OPAP’s treasury shares from the share count, this represents an economic interest of 50.05%.

UK National Lottery

The current operator of the UK National Lottery and certain other parties have brought claims against the Gambling Commission, the UK gambling regulator, challenging certain aspects of its decision to award Allwyn Entertainment Ltd, a subsidiary of the Company, the fourth license to operate the UK National Lottery. Allwyn International a.s. and Allwyn Entertainment Ltd are interested parties in certain of these proceedings.

As a result of the legal challenge, the Gambling Commission is currently prevented from entering into agreements with Allwyn Entertainment Ltd that would formally commence a period of transition. On 11-12 May 2022, the Gambling Commission’s application to lift the automatic suspension was heard before the Technology and Construction Court, and on 29 June 2022, the court ruled to lift the automatic suspension. The claimants sought permission to appeal this decision, which was granted by the Court of Appeal on 14 July 2022. The appeal is scheduled to be heard on 13-14 September 2022. The trial on the merits of the current operator’s claims is expected to commence in mid-January 2023.

[2]	Amount wagered less payout is used as a proxy for GGR for LottoItalia; LottoItalia’s revenue consists of revenue from contract with customers, calculated as 6% of the amount wagered.

Allwyn Q2 2022 Preliminary Unaudited Financial Results and Update on Current Trading

Assuming the current operator is not successful in its appeal, we expect Allwyn Entertainment Ltd will be confirmed by the Gambling Commission as the incoming UK National Lottery operator and a period of transition will commence. Upon completion of a successful transition, Allwyn Entertainment Ltd would become the operator of the UK National Lottery with effect from February 2024.

Allwyn Q2 2022 Preliminary Unaudited Financial Results and Update on Current Trading

Definitions and abbreviations

In this document:

“CASAG”	refers to Casinos Austria AG
“LottoItalia”	refers to LOTTOITALIA S.r.l.
“OPAP”	refers to OPAP S.A.
“POS”	refers to point of sale
“Stoiximan”	refers to Stoiximan Limited
“VLT”	refers to video lottery terminal

Alternative performance measures (“APMs”)

This document contains certain unaudited financial and operating measures that are not defined or recognized under IFRS that we use to assess the performance of our business. Reconciliations of these measures are set out below. For example, in this document, we present non-IFRS financial measures such as Operating EBITDA, Adjusted EBITDA and Net debt, which we use to, among other things, evaluate the performance of our operations, develop budgets, and measure our performance against those budgets. We believe that Operating EBITDA and Adjusted EBITDA assist in understanding our trading performance as they give an indication of our ability to service our indebtedness.

As there are no generally accepted accounting principles governing the calculation of non-IFRS financial and operating measures, other companies may calculate such measures differently or may use such measures for different purposes than we do, and therefore you should exercise caution in comparing these measures as reported by us to such measures or other similar measures as reported by other companies. An investor should not consider these non-IFRS measures (a) as a substitute for operating results (as determined in accordance with IFRS) or as a measure of our operating performance, (b) as a substitute for cash flow from or used in operating, investing and financing activities (as determined in accordance with IFRS) or as a measure of our ability to meet cash needs or (c) as a substitute for any other measure of performance under IFRS. These measures may not be indicative of our historical operating results or financial condition, nor are such measures meant to be predictive of our future results or financial condition. Even though the non-IFRS financial measures are used by management to assess our financial position, financial results and liquidity and these types of measures are commonly used by investors, they have important limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our financial position or results of operations as reported under IFRS.

For reconciliation of our non-GAAP metrics see “Reconciliation of APMs”.

Allwyn Q2 2022 Preliminary Unaudited Financial Results and Update on Current Trading

Reconciliations of APMs

Reconciliation from Operating EBITDA to Adjusted EBITDA

	Q2 2022	Q2 2021	H1 2022	H1 2021
Operating EBITDA	266.4	236.1	523.9	362.1

Austria adjustments
Casino Linz insurance gain[3]	—	(0.6)	—	(0.6)
Argentina arbitration gain[4]	(1.0)	—	(1.8)	—
Other[5]	0.4	(0.9)	(0.7)	(0.6)
Austria adjustments total	(0.6)	(1.5)	(2.5)	(1.2)

Czech Republic adjustments
Disaster fund donation[6]	—	2.0	—	2.0
Tech platform prolongation[7]	—	2.0	—	2.0
Czech Republic adjustments total	—	4.0	—	4.0

Greece and Cyprus adjustments
Hellenic Lotteries minimum GGR tax adjustment[8]	—	3.7	—	13.8
Litigation provision[9]	0.8	0.1	0.9	(0.7)
COVID-19 related extraordinary costs[10]	3.9	(3.1)	4.0	(3.7)
Other non-recurring costs and write-offs[11]	(0.9)	1.8	(0.9)	—
Greece and Cyprus adjustments total	3.8	2.5	4.0	9.4

Corporate adjustments
Corporate – Arbitration gain[12]	—	(13.5)	—	(13.5)
Corporate – business development and financing[13]	7.5	10.2	18.4	14.8

Total adjustments	10.7	1.7	19.9	11.8

Adjusted EBITDA	277.1	237.8	543.8	375.6

[3]	Represents insurance income related to a fire.
[4]

Represents a gain from the recognition of the fair value of an award from arbitration against Argentina in connection with the revocation of a concession in 2013 (see Note 8 to the consolidated financial statements for the year ended December 31, 2021), and subsequent adjustments for recorded changes in fair value in 2022.

[5]	Represents gains from non-cash changes in employee benefit liabilities and provisions and other one-off or non-cash transactions.
[6]	Represents charitable donation in connection with damage caused by a tornado in the South Moravia region of the Czech Republic.
[7]	Represents one-off costs related to the prolongation of a license for a gaming system.
[8]

According to Hellenic Lotteries’ concession agreement, it has to pay 30% of its annual GGR to the Greek state, subject to a €50 million annual minimum payment amount. Hellenic Lotteries believes the €50.0 million minimum annual fee is not applicable for 2021 as the force majeure clause in the concession agreement was triggered by the pandemic-related restrictions imposed by the Greek state. Hellenic Lotteries has therefore filed a request for arbitration. As a prudent measure, we recorded gaming taxes expenses for this outstanding liability of €25.1 million for the year ended 31 December 2021.

[9]	Relates to non-cash changes in litigation provisions throughout the period.
[10]

Comprised of certain one-off expenses related to COVID-19 restrictions (including write-offs of agents’ receivables and special support to agents, which represented a form of direct and indirect financial support to the Company’s network of agents during COVID-19 related restrictions).

[11]	Comprised of certain one-off expenses or non-recurring items, as extracted from Company’s financial records.
[12]	Represents income from an arbitration award.
[13]	Comprised of costs associated with inorganic business development, including costs related to the Company’s UK National Lottery bid, and financing.

Allwyn Q2 2022 Preliminary Unaudited Financial Results and Update on Current Trading

Disclaimer

This document does not represent an offer, constitute or form part of, and should not be construed as an advertisement, an offer or an invitation to subscribe to or to purchase securities of Cohn Robbins Holdings Corp., Allwyn Entertainment AG or Allwyn International a.s. or its subsidiaries or affiliates from time to time. The preliminary results for the three and six months ended 30 June 2022, are an estimate, based on information available to management as of the date of this release, and are subject to further changes upon completion of the Company’s standard quarter closing procedures. This update does not present all necessary information for an understanding of the Group’s financial condition as of the date of this release, or its results of operations for the second quarter. As the Company completes its quarter-end financial close process and finalizes its financial statements for the quarter, it will be required to make significant judgments in a number of areas. It is possible that the Company may identify items that require it to make adjustments to the preliminary financial information set forth above and those changes could be material. The Company does not intend to update such financial information prior to release of its final second quarter financial statement information, which is currently scheduled for September 12, 2022.

This announcement does not form, and should not be construed as, the basis of any credit analysis or other evaluation, an investment or lending recommendation, advice, a valuation or a due diligence review. This announcement may include forward-looking statements regarding certain of our plans and our current goals, intentions, beliefs and expectations concerning, among other things, our future results of operations, financial condition, liquidity, prospects, growth, strategies, pending acquisitions or other transactions (including, without limitation, the statements under the caption “Outlook” and Allwyn’s proposed listing on the New York Stock Exchange), financing plans and the industries in which we operate. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as “may,” “could,” “should,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “assume,” “believe,” “plan,” “seek,” “continue,” “target,” “goal,” “would” or their negative variations or similar expressions identify forward-looking statements. By their nature, forward-looking statements are inherently subject to risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that the Group’s actual results of operations, financial condition and liquidity and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. In addition, even if our results of operations, financial condition and liquidity and the development of the industries in which we operate are consistent with the forward-looking statements contained in this document, those past results or developments may not be indicative of results or developments in future periods.

We do not undertake any obligation to review, update or confirm expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events that occur or circumstances that arise after the date of this document.

No warranty or representation of any kind, express or implied, is or will be made in relation to, and to the fullest extent permissible by law, no responsibility or liability in contract, tort, or otherwise is or will be accepted by us or any of our directors, officers, employees, advisers or agents, or any other party as to the accuracy, completeness or reasonableness of the information contained in this announcement, including any opinions, forecasts or projections. Nothing in this document shall be deemed to constitute such a representation or warranty or to constitute a recommendation to any person to acquire any securities. Any estimates and projections in this announcement were developed solely for our use at the time at which they were prepared and for limited purposes which may not meet the requirements or objectives of the recipient of this announcement. Nothing in this document should be considered to be a forecast of future profitability or financial position and none of the information in the document is or is intended to be a profit forecast or profit estimate. The financial statements included this announcement have not been subject to any review or audit process by our independent auditors and may be subject to change after a review or audit process.

Allwyn Q2 2022 Preliminary Unaudited Financial Results and Update on Current Trading

We are not providing advice (whether in relation to legal, tax or accounting issues or otherwise). You should receive legal, tax, accounting and any other necessary advice from your advisors in relation to the contents of this announcement.

This announcement has not been approved by any regulatory authority and does not represent financial statements within the meaning of applicable Swiss, Czech or other law.